SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 3, 2015

Cigna Corporation
(Exact name of registrant as specified in its charter)

Delaware	1-08323	06-1059331
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

900 Cottage Grove Road
Bloomfield, Connecticut 06002
(Address of principal executive offices)  (Zip Code)

Registrant's telephone number, including area code:

(860) 226-6000

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07                          Submission of Matters to a Vote of Security Holders

A special meeting of shareholders (the "Special Meeting") of Cigna Corporation ("Cigna") was held on December 3, 2015. A summary of the voting results for each of the following proposals, each of which is described in detail in the joint proxy statement/prospectus of Cigna and Anthem, Inc., an Indiana corporation ("Anthem") dated October 28, 2015, which was first mailed to Cigna's shareholders on or about the same date, is set forth below:

Proposal 1: Adoption of the Merger Agreement
Cigna's shareholders adopted the Agreement and Plan of Merger, dated as of July 23, 2015, among Anthem, Anthem Merger Sub Corp., a Delaware corporation, and Cigna.  Set forth below are the voting results for this proposal:

Votes For	Votes Against	Abstentions	Broker Non-Votes
211,797,997	982,784	1,192,047	0

Proposal 2: Approval, on an Non-Binding, Advisory Basis, of Compensation Payments
Cigna's shareholders, on a non-binding, advisory basis, approved the compensation that may be paid or become payable to Cigna's named executive officers in connection with the completion of the merger.  Set forth below are the voting results for this proposal:

Votes For	Votes Against	Abstentions	Broker Non-Votes
185,283,322	27,048,108	1,641,398	0

Proposal 3: Adjournment of the Special Meeting
Because a quorum was present at the Special Meeting and the holders of a majority of all outstanding shares of Cigna's common stock entitled to vote thereon approved Proposal 1, the vote on the proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there had not been sufficient votes to approve Proposal 1 was not called.

For each of the foregoing proposals, a quorum was present for purposes of the vote.

Item 8.01                        Other Events

On December 3, 2015, Cigna issued a press release announcing the results of the shareholder vote on Proposal 1 at the Special Meeting.  A copy of the release is attached hereto as Exhibit 99.1, and the full text of the press release is incorporated herein by reference.

Item 9.01                        Financial Statements and Exhibits

(d)	Exhibits:

Exhibit No.	Description

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CIGNA CORPORATION

By:	/s/ Nicole S. Jones
Nicole S. Jones
Executive Vice President and General Counsel

Dated: December 3, 2015

EXHIBIT INDEX

Exhibit
No.	Description

99.1	Press Release